

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 24, 2009

Mr. Kenneth M. Darby
Chairman and Chief Executive Officer
Vicon Industries, Inc.
89 Arkay Drive
Hauppauge, New York 11788

      RE: **Vicon Industries, Inc.**
               Form 10-K for the year ended September 30, 2008
               Filed December 29, 2008
               File No. 001-07939

Dear Mr. Darby:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director